UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.   )*

Coastal Pacific Mining Corp.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

19049P 107
(CUSIP Number)

Joseph Bucci Ox Financial Corp. 927 Drury Avenue N.E., Calgary, Alberta, T2E 0M3 (403) 475-3400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 15, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [   ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	19049P 107

1.	Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (entities only):	Ox Financial Corp.

2.	Check the Appropriate Box if a Member of Group:	(a)
		(b)	X

3.	SEC Use only

4.	Source of Funds (See Instructions)	OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2 (d) or (e)

6.	Citizenship or Place of Organization	Alberta

Number of shares beneficially owned by each reporting person with	7.	Sole Voting Power	92,206,960 shares of common stock

	8.	Shared Voting Power	N/A

	9.	Sole Dispositive Power	92,206,960 shares of common stock

	10.	Shares Dispositive Power	N/A

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	92,206,960 shares of common stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)	41.02%

14.	Type of Reporting Person (See Instructions)	CO

tem 1.        Security and Issuer

The class of equity securities to which this Schedule 13D relates is the Common Stock, no par value, of Coastal Pacific Mining Corp. (the “Issuer”).  Its principal executive offices are located at 927 Drury Avenue N.E., Calgary, Alberta, Canada, T2E 0M3.

Item 2.	Identity and Background

(a)  This Schedule 13D is being filed by Ox Financial Corp.

(b)  The business address of Ox Financial Corp. is 927 Drury Avenue N.E., Calgary, Alberta, T2E 0M3.

(c)  The principal business of Ox Financial Corp. is a corporate business advisory company.

(d)  During the last five (5) years, Ox Financial Corp., nor any of its officers or directors, has been convicted in any criminal proceeding.

(e)  During the last five (5) years, Ox Financial Corp., nor any of its officers or directors, has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction.

(f) Ox Financial Corp. is a company incorporated in the Province of Alberta, Canada.

Item 3.	Source and Amount of Funds or Other Consideration

On June 15th, 2010, the Issuer entered into a debt settlement agreement with Ox Financial Corp.  A total of 36,882,784 shares of common stock were issued to Ox Financial Corp. to settle $184,413.92 of indebtedness by the Issuer to Ox Financial Corp.  On July 9, 2010 the Issuer effected a forward split of its shares and Ox received an additional 55,324,176 shares of common stock bringing its total holdings to 92,206,960 common shares.

Item 4.	Purpose of Transaction

Ox Financial Corp. acquired the shares of the Issuer through a debt settlement agreement.  Depending upon overall market conditions, other investment opportunities available to Ox Financial Corp., and the availability of shares at prices that would make the purchase of additional shares desirable, Ox Financial Corp. may endeavor to increase its position in the Issuer through the purchase of shares on the open market or in private transactions.

There are no plans or proposals which Ox Financial Corp. may have in regard to, with the exception to points (d) and (e), as stated:

(a)	The acquisition of additional shares of the Issuer or the disposition of shares of the Issuer;
(b)	A merger, reorganization or liquidation involving the Issuer or any of its subsidiaries;
(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(d)
On June 16th, 2010, the Issuer appointed Mr. Joseph Bucci to its Board of Directors.  Mr. Bucci is a self-employed business consultant with Ox Financial Corp. and its sole shareholder.  The appointment of Mr. Bucci filled a vacancy on the Issuer’s Board of Directors.  On August 26, 2010, Mr. Bucci was appointed Chief Executive Officer, Chief Financial Officer and Secretary of the Issuer.

(e)
The issuance of shares by the issuer to Ox Financial Corp. for the settlement of debt resulted in a material change in the Issuer’s capitalization, of which 36,882,784 shares common stock were issued to Ox Financial Corp.  The total debt settlement resulted in a change in the Issuer’s capitalization from 36,350,000 to 89,910,794 issued and outstanding shares and effected a change in control.  Subsequent to the debt settlement the Issuer effected a forward split of its shares on the basis and two and half (2.5) shares for each one (1) share issued.

(f)	Any other material change in the Issuer’s business or corporate structure;
(g)	Any change to the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
(h)
To cause a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	To cause a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
(j)	Any other actions similar to those above.

Ox Financial Corp. has no present plans or proposals relating to the Issuer and has no plans to dispose of any of the shares of the Issuer at this time.

tem 5.       Interest in Securities of the Issuer

(a)
Ox Financial Corp. holds a total of 92,206,960 shares of common stock of the Issuer directly in their name, which represents 41.02% of a total of 224,776,985 issued and outstanding shares as of the filing date of this Schedule 13D.

(b)	Ox Financial Corp. has sole voting power and sole dispositive power over the securities referred to above in paragraph (a) of this Item 5.

(c)	During the 60 sixty day period preceding the date of the filing of this Schedule 13D, Ox Financial Corp. had not purchased any shares of the Issuer.

(d)
Ox Financial Corp. has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares held by them.  Ox Financial Corp. will have the right to receive the dividends.  No one other than Ox Financial Corp. has the right to receive or the power to direct the receipt of the dividends from, or the proceeds from the sale of the shares held in their name referred to above in paragraph (a) of this Item 5.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no agreements with any other person with respect to the transfer of voting of any securities, finder’s fees, joint ventures, option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 21, 2010
Date

/s/ Joe Bucci
Signature

Ox Financial Corp.
Name/Title